SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2015

Commission File Number 1-03006

Philippine Long Distance Telephone Company
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2013. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
Copy of the press release entitled “PLDT and Rocket Internet agree to create Philippines Internet Group.”

Exhibit 1

January 21, 2015

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

We submit herewith a copy of SEC Form 17-C with a copy of a press release attached thereto entitled “PLDT and Rocket Internet agree to create Philippines Internet Group.”

This shall also serve as our disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours, /s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

January 21, 2015

SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

We submit herewith two (2) copies of SEC Form 17-C with a copy of a press release attached thereto entitled “PLDT and Rocket Internet agree to create Philippines Internet Group.”

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

COVER SHEET

P	W	—	5	5

SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8553
Contact person	Contact Telephone No.

							Every 2nd
1	2	3	1	SEC FORM 17-C	0	6	Tuesday
Month			Day	FORM TYPE	Month		Day
	Fiscal Year				Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles
Number/Section

Total Amount of Borrowings
11,880 As of December 31, 2014	NA	NA

Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	January 21, 2015

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 1

11.	Item 9 (Other Events)

Attached hereto is a press release entitled “PLDT and Rocket Internet agree to create Philippines Internet Group.”

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By:
/s/Ma. Lourdes C. Raus	a-Chan

MA. LOURDES C. RAUSA-C Corporate Secretary	HAN

January 21, 2015

pressrelease

PLDT and Rocket Internet agree to create Philippines Internet Group

•	PLDT and the APACIG to create a joint venture with focus on online business development in the Philippines

•	New online enterprise will bundle activities of existing high-growth companies and numerous models to be launched in the coming years

•	Transaction closure planned for Q1 2015

Manila, Philippines and Berlin, Germany, 21stJanuary 2015 – Philippine Long Distance Telephone Company (“PLDT”, PSE: TEL, NYSE: PHI), the leading telecom operator in the Philippines and Rocket Internet AG (“Rocket”, ISIN DE000A12UKK6, RKET), today announced a new joint venture to further strengthen their existing partnership and to foster the development of internet based businesses in the Philippines. PLDT and the Asia Pacific Internet Group (“APACIG”) will become partners in the new Philippines Internet Group (“PHIG”), which will concentrate on creating and developing online businesses in the Philippines.

Through Voyager Innovations, Inc. (a wholly-owned subsidiary of Smart Communication, Inc. which in turn is also wholly-owned by PLDT), PLDT is investing 30m EUR for a 33.3 percent stake with an option to increase this to 50 percent. The remaining shares are held by APACIG, which is 50 percent owned by Rocket.

Following the successful model of Rocket’s four existing Regional Internet Groups, PHIG will leverage local market and business model insights, facilitate commercial, strategic and investment partnerships, enable local recruiting and sourcing and accelerate the rollout of online startups. It will drive the activities of high-growth companies which are already operating in the Philippines like Lamudi, Carmudi, Clickbus and Pricepanda, and aims to launch numerous new companies in the coming quarters.

For PLDT, this marks a milestone in its strategy to increasingly invest in businesses that provide digital growth opportunities and develop new revenue streams. This is supported by increasing disposable income and internet penetration – key drivers for eCommerce growth – in the Philippines where a vast majority of mobile subscribers are tech-savvy and open to alternative payment systems for their daily purchases.

Napoleon L. Nazareno, President and CEO of PLDT, said: “At PLDT, we are firmly committed to paving the way for the country’s digital future. We have already built the Philippines’ most extensive internet infrastructure. Now we are excited to extend our partnership with Rocket Internet and look forward to harnessing their knowledge and experience in building innovative internet services that will further support our mission of enriching our people’s lives.”

Oliver Samwer, Founder and CEO of Rocket Internet, added: “With a population of about 100 million people and more than 44 million internet users, the Philippines is a highly promising market. We are glad that with PLDT, the Philippines’ number one telecom operator, we have a strong investor on board with deep local expertise and the infrastructure to best serve customer needs. Our strategic partnership will accelerate the development of the Philippines Internet Group as the country’s leading online powerhouse and help our businesses succeed.”

The transaction is subject to the approval of the regulatory authorities and is expected to be concluded in the first quarter 2015.

Ends

Media Contact Rocket Internet:

Andreas Winiarski, Senior Vice President Global Communications

T: +49 30 300 13 18 68

E: andreas.winiarski@rocket-internet.com

Media Contact PLDT:

Ramon R. Isberto, Head, Corporate Communications and Public Affairs
T: +632-511-3101
E: rrisberto@smart.com.ph

About Rocket Internet

Rocket’s mission is to become the world’s largest Internet platform outside of China and the United States. Rocket identifies and builds proven Internet business models and transfers them to new, underserved or untapped markets where it seeks to scale them into market leading online companies. Rocket is focused on online business models that satisfy basic consumer needs across three sectors: e-Commerce, marketplaces and financial technology.

Rocket started in 2007 and now has more than 25,000 employees across its network of companies, which operate in more than 100 countries on five continents. Rocket Internet AG is listed on the Frankfurt Stock Exchange (ISIN DE000A12UKK6, RKET). For further information visit www.rocket-internet.com.

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its principal business groups – fixed line and wireless – PLDT offers a wide range of telecommunications and multimedia services across the Philippines’ most extensive fiber optic backbone and fixed line, and cellular network. PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies. Further information can be obtained by visiting the web at www.pldt.com.

About APACIG

The Asia Pacific Internet Group (www.apacig.com) was founded in 2014 and has become the leading online platform in Asia, building top internet companies in the region. The group’s network consists of 11 e-commerce and online marketplace companies, operating across 15 countries.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: January 21, 2015